FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

Sadia S.A. (Public-held company) Interim financial information Nine-month period ended September 30, 2008

Sadia S.A.

Publicly-held company

Interim financial information

Nine-month period ended September 30, 2008

Independent auditors’ review report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have reviewed the Quarterly Financial Information of Sadia S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheets, the statements of income, cash flows, added value and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made in the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the Instruction CVM n° 469/08.

4.

As mentioned in Note 3q, on December 28, 2007 Law N˚ 11638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Consequently, in this transition phase, the Brazilian Securities and Exchange Commission (CVM), through CVM Instruction 469/08, permitted the non-application of all of the provisions of Law 11638/07 in the preparation of the quarterly information.  Accordingly, the accounting information in the Quarterly Information for the quarter ended September 30, 2008 was prepared in accordance with specific instructions issued by the CVM and did not include all of the changes in the accounting practices introduced by Law 11638/07.

October 29, 2008

KPMG Auditores Independentes

CRC 2SP014428/O-6-S-SC

Carlos Augusto Pires

Accountant CRC 1SP184830/O-7-S-SC

Sadia S.A.

Balance sheets

September 30, 2008 and June 30, 2008

(In thousands of Reais)

		Parent company		Consolidated

		September	June 30,	September	June 30,
Assets		30, 2008	2008	30, 2008	2008

Current assets
Cash and cash equivalents		97,905	49,340	138,928	60,017
Short-term investments	5	1,781,179	417,096	3,263,821	1,824,185
Accounts receivable from future contracts		62,483	4,810	238,651	59,770
Trade accounts receivable	6	518,009	376,819	531,604	485,480
Inventories	7	1,740,133	1,469,025	1,983,390	1,621,286
Recoverable taxes	8	410,903	329,361	498,716	464,496
Deferred tax credits	21	38,294	50,393	42,297	51,370
Other credits		76,962	72,780	101,644	102,001

		4,725,868	2,769,624	6,799,051	4,668,605

Noncurrent assets
Long-term investments	5	227,582	311,395	130,459	121,003
Recoverable taxes	8	267,666	226,166	340,427	303,366
Deferred tax credits	21	388,089	101,099	361,881	101,436
Judicial deposits	16	40,429	44,090	41,326	45,004
Related parties	9	1,290,267	14,006	-	-
Advances to suppliers		60,334	60,387	60,334	60,387
Other credits		76,142	59,917	81,757	65,408

		2,350,509	817,060	1,016,184	696,604

Permanent assets
Investments	10	1,791,096	2,145,227	96,873	89,330
Property, plant and equipment	11	3,790,155	3,401,915	4,045,030	3,637,974
Deferred charges	12	80,729	76,577	120,161	105,583

		5,661,980	5,623,719	4,262,064	3,832,887

		12,738,357	9,210,403	12,077,299	9,198,096

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets

September 30, 2008 and June 30, 2008

(In thousands of Reais)

		Parent company		Consolidated

		September	June 30,	September	June 30,
Liabilities and shareholders’ equity		30, 2008	2008	30, 2008	2008

Current liabilities
Loans and financing	13	3,292,269	534,718	3,559,770	1,006,057
Payables from future contracts		99,294	880	276,137	38,761
Suppliers		979,681	838,097	993,460	844,578
Advances from subsidiaries	9	818,809	667,001	-	-
Salaries, social charges and accrued
Vacation payable		208,231	168,392	216,795	175,505
Taxes payable		27,979	34,597	65,811	139,373
Dividends payable		3,909	88,798	3,909	88,798
Employees’ profit sharing	19	-	35,768	4,595	37,500
Deferred taxes	21	12,003	10,709	13,437	11,898
Other accounts payable		142,214	125,609	233,643	213,464

		5,584,389	2,504,569	5,367,557	2,555,934
Noncurrent liabilities
Loans and financing	14	1,903,911	1,559,466	3,931,369	3,149,565
Advances from subsidiaries	9	2,596,557	1,691,075	-	-
Employee benefit plan	24	120,918	116,418	120,918	116,418
Provision for contingencies	16	59,343	53,186	63,698	57,879
Deferred taxes	21	98,341	96,385	98,341	96,385
Other accounts payable		86,305	53,629	82,577	51,751

		4,865,375	3,570,159	4,296,903	3,471,998

Minority interest in subsidiaries				38,868	22,519

Shareholders’ equity	17
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Capital reserve		37,157	20,507	37,157	20,507
Profit reserve		980,828	980,828	980,828	980,828
Treasury stock		(97,064)	(84,118)	(97,064)	(84,118)
Retained earnings		(632,328)	218,458	(546,950)	230,428

		2,288,593	3,135,675	2,373,971	3,147,645

		12,738,357	9,210,403	12,077,299	9,198,096

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of income

Three -month period ended September 30, 2008 and 2007

(In thousands of Reais, except for information on shares)

	Parent company		Consolidated

	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Gross operating revenue:
Domestic market	1,665,169	1,312,406	1,695,946	1,312,406
Foreign market	1,279,656	916,302	1,454,363	1,142,732

	2,944,825	2,228,708	3,150,309	2,455,138
Sales deductions:
Value-added tax on sales and sales deductions	(324,096)	(273,248)	(361,838)	(304,798)

Net operating revenue	2,620,729	1,955,460	2,788,471	2,150,340

Cost of goods sold	(2,134,411)	(1,549,339)	(2,124,131)	(1,553,646)

Gross profit	486,318	406,121	664,340	596,694

Operating income (expenses):
Selling expenses	(404,437)	(337,382)	(443,222)	(369,643)
Administrative and general expenses	(40,969)	(24,403)	(43,331)	(24,268)
Management fees	(5,040)	(4,037)	(5,040)	(4,037)
Other operating expenses	20,543	(24,684)	16,686	(24,400)
Financial income (expenses), net	(927,421)	(53,207)	(1,214,005)	(11,696)
Equity in income (loss) of subsidiaries	(247,963)	201,384	(329)	-

Operating income (loss)	(1,118,969)	163,792	(1,024,901)	162,650

Nonoperating expenses	(3,460)	(4,120)	10,157	(2,889)

Income (loss) before income and social contribution taxes	(1,122,429)	159,672	(1,014,744)	159,761

Current income and social contribution taxes	2	15,662	(9,937)	14,118
Deferred income and social contribution taxes	271,641	14,029	247,877	14,550

Net income (loss) before minority interest	(850,786)	189,363	(776,804)	188,429

Minority interest			(574)	(77)

Net income (loss) for the period	(850,786)	189,363	(777,378)	188,352

Outstanding shares net of treasury stock (thousands)	672,951	677,076	672,951	677,076
Earnings (loss) per share - In Reais	(1.26426)	0. 27968	(1.15518)	0.27818

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of income

Nine-month period ended September 30, 2008 and 2007

(In thousands of Reais, except for information on shares)

	Parent company		Consolidated

	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Gross operating revenue:
Domestic market	4,532,032	3,694,808	4,590,525	3,694,808
Foreign market	3,423,518	2,782,569	4,081,460	3,231,188

	7,955,550	6,477,377	8,671,985	6,925,996
Sales deductions:
Value-added tax on sales and sales deductions	(893,445)	(759,716)	(1,008,239)	(862,991)

Net operating revenue	7,062,105	5,717,661	7,663,746	6,063,005

Cost of goods sold	(5,861,149)	(4,437,945)	(5,829,051)	(4,458,183)

Gross profit	1,200,956	1,279,716	1,834,695	1,604,822

Operating income (expenses):
Selling expenses	(1,094,044)	(946,645)	(1,201,016)	(1,039,260)
Administrative and general expenses	(96,469)	(59,793)	(100,684)	(59,369)
Management fees	(14,373)	(11,673)	(14,373)	(11,673)
Other operating expenses	(15,146)	(35,113)	(24,533)	(37,626)
Financial income (expenses), net	(839,406)	11,838	(1,189,423)	(15,473)
Equity in income (loss) of subsidiaries	36,086	195,211	(329)	-

Operating income (loss)	(822,396)	433,541	(695,663)	441,421

Nonoperating expenses	(10,096)	(1,507)	875	(368)

Income (loss) before income and social contribution taxes	(832,492)	432,034	(694,788)	441,053

Current income and social contribution taxes	(23)	-	(18,280)	(3,823)
Deferred income and social contribution taxes	297,825	(41,515)	270,727	(43,252)

Net income (loss) before minority interest	(534,690)	390,519	(442,341)	393,978

Minority interest			(274)	(82)

Net income (loss) for the period	(534,690)	390,519	(442,615)	393,896

Outstanding shares net of treasury stock (thousands)	672,951	677,076	672,951	677,076
Earnings (loss) per share - In Reais	(0.79455)	0.57677	(0.65772)	0.58176

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of cash flows

Nine-month period ended September 30, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated

	September	September	September	September
	30, 2008	30, 2007	30, 2008	30, 2007

Net income for the period	(534,690)	390,519	(442,341)	393,978

Adjustments to reconcile net income to cash
Generated by operating activities
Variation in minority interest	-	-	3,995	(262)
Accrued interest, net of paid interest	400,305	(63,163)	745,943	(201,651)
Depreciation, amortization and depletion allowances	293,284	222,764	297,224	223,865
Goodwill amortization	16,522	15,579	16,522	15,579
Investment Subsidy	-	15,090	-	15,090
Equity in earnings of subsidiaries	(35,140)	(198,995)	1,305	(4,966)
Exchange variations on foreign investments	-	-	(96,633)	90,607
Deferred taxes	(297,825)	41,516	(270,727)	43,252
Contingencies	7,473	9,733	(3,096)	10,117
Result from the disposal of permanent assets	4,974	5,369	5,183	5,414

Variation in operating assets and liabilities
Trade accounts receivable	(78,065)	246,880	(45,018)	311,834
Inventories	(653,189)	(204,930)	(814,454)	(182,858)
Recoverable taxes and other	(301,867)	43,717	(298,809)	(67,034)
Judicial deposits	1,353	4,848	678	4,742
Suppliers	395,716	(16,906)	399,509	(20,591)
Advances from subsidiaries	1,622,239	(175,962)	-	-
Taxes payable, salaries payable and others	65,673	(19,821)	120,936	(2,126)

Net cash generated by operating activities	906,763	316,238	(379,783)	634,990

Investment activities
Purchase of property, plant and equipment	2,167	3,394	2,198	3,394
Investments in subsidiaries	(80,972)	(12)	-	-
Dividends received	89,410	-	-	-
Purchase of property, plant and equipment	(1,293,718)	(617,759)	(1,471,479)	(622,244)
Acquisition of subsidiary, net cash	(40,290)	-	(40,290)	-
Short-term investments	(3,350,008)	(25,921)	(5,071,467)	(2,581,974)
Redemption of investments	1,332,715	1,860	3,136,257	2,450,975
Cash applied in investments activities	(3,340,696)	(638,438)	(3,444,781)	(749,849)

Sadia S.A.

Statements of cash flows (cont.)

Nine-month period ended September 30, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated

	September	September	September	September
	30, 2008	30, 2007	30, 2008	30, 2007

Loan activities
Loans received	5,409,587	643,182	6,056,398	2,033,842
Loans paid	(1,632,312)	(418,060)	(2,200,917)	(1,948,333)
Dividends paid	(215,721)	(108,267)	(215,721)	(108,267)
Loans to subsidiaries	(1,284,987)	92,047	-	-
Sale of treasury share	56,509	463	56,509	463
Acquisition of treasury chare	(52,805)	(879)	(52,805)	(879)

Net cash from loan activities	2,280,271	208,486	3,643,464	(23,174)

Cash at beginning of year	251,567	200,177	320,028	234,069
Cash at end of year	97,905	86,463	138,928	96,036

Net decrease of cash	(153,662)	(113,714)	(181,100)	(138,033)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of consolidated added value

Nine-month period ended September 30, 2008 and 2007

(In thousands of Reais)

	Consolidated

	September	June 30,
	30, 2008	30, 2008

Revenues/income	8,875,363	6,763,934

Wealth generated by operations	8,572,389	6,845,794
Sale of products, goods and services	8,572,389	6,845,794

Wealth from third parties	302,974	(81,860)
Other operating results	(11,653)	(15,139)
Financial income	217,449	24,253
Equity in earnings of subsidiaries	(1,305)	4,966
Exchange variations on foreign investments	96,633	(90,607)
Other nonoperating results	1,850	(5,333)

Raw materials acquired from third parties	(4,249,271)	(3,184,929)

Services rendered by third parties	(1,450,871)	(1,267,652)

Added value to be distributed	3,175,221	2,311,353

Distribution of added value
Human resources	1,137,377	898,767
Interest on third-party capital	1,503,532	(79,792)
Government	657,579	859,410
Shareholders (dividends)	97,638	112,660

Retention	(220,905)	520,308
Depreciation/amortization/depletion	313,746	239,444
Retained profits	(539,978)	281,318
Other	5,327	(454)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

Nine-month period ended September 30, 2008

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated interim financial information are presented in thousands of Reais, unless otherwise stated and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

The accounting practices adopted in the preparation of the interim information is consistent with those adopted by the Company in the preparation of its financial statements.

This interim information should be read in conjunction with the financial statements prepared for the year ended December 31, 2007. The results for the nine-month period ended September 30,

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

2008 should not be considered as an indication for estimating the results of the next quarter, nor for the formation of the results for the year ending December 31, 2008.

The Company has presented the consolidated statements of cash flows and value added as follows:

a.

Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

b.

Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of São Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3 Description of significant accounting policies

a.

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

b.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the period.

c.

Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d.

Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

e.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

f.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and other supplies are valued at the average cost of acquisition or production (average method), which is lower than the replacement or realization costs. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 10.

The interim financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

•

Balance sheet accounts at the exchange rate at the end of the period.

•

Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

h.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized on a straight-line basis. The productive cycle ranges from fifteen to thirty months.

i.

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j.

Deferred charges

Deferred charges are represented substantially by pre-operating costs , reorganization charges and development of new products and markets, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l.

Provisions

A provision is recognized in the interim financial information as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

m.

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution.

n.

Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o.

Environmental

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

p.

Tax incentives

The Company has tax incentives granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located, which will expire between 2014 and 2020. During the financial year 2007 these subsidies were recorded in the account “Capital Reserve” in net equity. Law 11638/07, amongst other changes, revoked item d) in paragraph 1 of article 182 of Law 6404/76, which implies that the amounts received by way of a subsidy for investment should be recorded in an income account and no longer as Capital Reserve. Accordingly the Company recorded the amount of R$17,694 in the income statement for the period ended September 30, 2008 (R$13,978 as of June 30, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

q.

Alteration to Corporate Law - Law 11638/07

On December 28, 2007, Law 11638/07 was issued, which introduced important changes to Law 6404/76 with respect to the preparation and disclosure of financial statements for public companies. The main changes introduced by the new law requires that international accounting standards be adopted, with the standards to be published by the Brazilian Securities and Exchange Commission - CVM, and prepared in accordance with the standards issued by the International Accounting Standard Board - IASB.

Among the changes introduced, management emphasizes the following issues which may have an impact on the Company’s financial statements and the criteria for calculating the results for the year and the financial position of the Company (parent company and consolidated), as of the year ending December 31, 2008:

•

A change in the criteria for classifying and valuing investments in financial instruments, including derivatives, which are classified as “ available for sale ” or “ held to maturity”, and their valuation will be made based upon this classification.

•

In corporate transactions between independent parties where there is effective transfer of control, the valuation of the assets and liabilities to market value will be mandatory.

•

Tax incentives will no longer be classified as capital reserve, but will be included in the income statement. The General meeting can allocate a part of gain, corresponding to these incentives, to form the Tax Incentives Reserve, which can be excluded from the calculation base for the dividends.

•

Creation of the account “Comprehensive Income” in shareholders’ equity, for recording the valuation adjustments, while they are not computed in the results for the year in accordance with the accrual basis and the marking of prices to market.

Based on the evaluation prepared by Company’s Management, the changes introduced and their respective effects on the net equity and the results for the period ended September 30, 2008 are summarized as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Net income		Shareholders’ equity
	Parent company	Consolidated	Parent company	Consolidated

Balances at September 30, 2008 - Law 6404/76	(534,690)	(442,615)	2,288,593	2,373,971

Fair value of long and short-term investments, net of taxes (Note 22)	-	67,980	-	67,980

Fair value of foreign currency derivatives (Nota 22)	(630,253)	(630,253)	(630,253)	(630,253)

Fair value of interest rates swap derivatives (Nota 22)	(35,517)	(35,517)	(35,517)	(35,517)

Stock option (Note 18)	452	452	(13,352)	(13,352)

Balances at September 30, 2008 - Estimated according to Law 11638/07	(1,200,008)	(1,039,953)	1,609,471	1,762,829

Management considers that the regulations and orientations to be issued by the regulatory agencies are preponderant factors in the applicability of these changes and may substantively change the amounts estimated by the Company.

r.

Pronunciamentos adotados neste trimestre

On October 17, 2008 the Brazilian Securities Commission (CVM) issued CVM Resolution 550, extending the disclosures related to financial instruments, which were adopted by the Company (see Note 22).

4 Consolidated interim financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements in the line of “minority interest in subsidiaries”.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions.

The consolidated interim financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	September 30, 2008	June 30, 2008

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	95.00	95.00
Concórdia Foods Ltd.	100.00	100.00
Sadia U. K. Ltd.	100.00	100.00
Big Foods Indústria de Produtos Alimentícios Ltda.	100.00	100.00
Avícola Industrial Buriti Alegre Ltda. – Goiaves (a)	-	100.00
Baumhardt Comércio e Participações Ltda.	73.94	73.94
Excelsior Alimentos S.A.	43.69	43.69
Excelsior Alimentos S.A. (b)	12.02	9.06
K&S Alimentos S.A. (not consolidated investment) (c)	49.00	-
Sadia Industrial Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia Overseas Ltd.	100.00	100.00
Concórdia Holding Financeira S.A.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Concórdia Banco S.A. (d)	100.00	-
Sadia GmbH	100.00	100.00

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Shareholdings in % at

	September 30, 2008	June 30, 2008

Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Panamá S.A.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00
Investeast Ltd.	60.00	60.00
Concórdia Ltd.	100.00	100.00

(a)

Investment merged on September 30, 2008.

(b)

Capital increase through acquisition of shares on the market purchased in the third quarter of 2008.

(c)

Incorporation made on September 1, 2008.

(d)

Incorporation made in July 2008 with capital contribution made in August 2008.

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	September 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008

Company’s financial statements	(534,690)	390,519	2,288,593	3,135,675

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	18,942	(4,359)	12,245	(5,273)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2007 and 2006	6,697	7,736	6,697	6,697

Elimination of the adjustment to market value not made on short-term financial investments, net of taxes	66,436	-	66,436	-

Consolidated financial statements	(442,615)	393,896	2,373,971	3,147,645

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

5 Long and short-term investments

		Parent company		Consolidated
	Interest %
	(annual average)	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Short-term investments

Local currency
Investment funds	13.33	1,561,012	227,048	1,656,925	322,136
Bank Deposit Certificate - CDB	13.90	100,156	-	194,719	198,300
Treasury bills - LFT	13.39	42,925	53,416	79,890	89,242
Other	13.33	7	-	151	5
Interest rate swap contracts	-	98	84	98	84

		1,704,198	280,548	1,931,783	609,767

Foreign currency
Interest-bearing current accounts	1.80	262	545	189,330	55,640
Collateral / Margin	1.80	-	-	701,150	229,904
Investment funds	-	68,979	134,919	431,236	926,736
Interest rate swap contracts	-	7,740	1,084	10,322	2,138

		76,981	136,548	1,332,038	1,214,418

Total short-term		1,781,179	417,096	3,263,821	1,824,185

Long-term investments

Local currency
Investment funds	13.33	64,816	63,095	68,354	63,095
National Treasury Certificate - CTN	12.00	42,751	40,146	42,751	40,146
Stocks	-	119,720	208,154	19,059	17,762
Interest rate swap contracts		295	-	295	-

Total long-term		227,582	311,395	130,459	121,003

Long-term investments as of September 30, 2008 mature as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Maturity	Parent company	Consolidated

2009	184,831	87,708
2013 onwards	42,751	42,751

	227,582	130,459

The portfolio of investments in investment funds in local currency is composed basically of quotas of other investment funds which have National Treasury Bills (LFT) and credit receivables from the Company (FIDIC). The financial obligations of these funds are limited to the management fee and administrative fees.

The objective of the investments in an exclusive investment fund in foreign currency is to gain earnings from the cash surplus, carrying out structured operations with well known financial institutions with the ability to meet their financial commitments in accordance with the risk classification prepared by specialized rating agencies. As of September 30, 2008 and June 30, 2008, the fund had financing raised from financial institutions that were custodians of the structured notes in the amount of R$197,685 and R$380,095, respectively, recorded under loans and financing.

The financial operations portfolio at market value is comprised of:

	Consolidated
	September 30, 2008	June 30, 2008
Credit Linked Notes – CLN´s	333,465	608,161
Collateral	29,930	243,736
Margin	49,293	27,096
Swap range accrual	(2,000)	5,525
Other assets	20,548	42,218
	431,236	926,736

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Credit Linked Notes – CLN´s

Credit notes issued by financial institutions abroad, divided into three types of risk, as follows:   a) Brazil risk; b) large Brazilian companies risk; and c) first tier American and European financial institutions risk. These structured notes paid periodic interest (Libor + spread), however, if any of these companies, financial institutions or governmental institutions entered into default, the Company delivers the principal and receives securities of the company or institution in default.

Collateral and Margin

Initial guarantee required by the counterparty, in the structuring of swap operations with credit risk (Brazil Risk) or tied to a determined security.

Libor Swap range accrual or “Brazil Credit default swap - CDS 5Y”

Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when the Libor is within a range of 1.5% to 6% p.a., and pays prefixed interest rate.  If the Libor is outside this range there is no accrual of interest.

“Brazil Credit default swap - CDS 5Y”

Structured operations on a notional base, where the Company receives on a six-month basis  interest (CDS + spread), when the Brazil credit default swap - CDS 5Y is within 20 and 350 basis point, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest.

In September 2008, with the worsening of the international financial crisis, a certain American financial institution, whose risk was part of one of the structured note of the Company’s investment portfolio, entered in default. As a result, the Company received securities of this institution in exchange for the principal invested. With the increase in the volatility of the financial assets on the international market, the marking to market value of these securities, as well as other assets of the fund, totaled a loss of R$239,519.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In the same period, one of the Company’s lines of credit (REPO) tied to the structured notes matured, which due to the shortage of credit on the financial market, was not renewed and the Company had to make distressed sales, which generated a loss in the amount of R$108,671.

At September 30, 2008, the amount of R$348,190, resulting from the mark to market and the loss made on the sale of assets, was recorded under financial results (see Note 20).

6 Trade accounts receivable

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Foreign
Customers	159,287	120,284	438,223	313,237
Subsidiaries	266,106	90,752	-	-
(-) Advance on Export Contracts - ACE	(76.572)	-	(76,572)	-

Total of foreign	348,821	211,036	361,651	313,237

Domestic
Customers	166,254	166,909	177,765	180,023
Subsidiaries	4,889	1,763	-	-

Total of domestic	171,143	168,672	177,765	180,023

(-) Allowance for doubtful accounts	(1,955)	(2,889)	(7,812)	(7,780)

	518,009	376,819	531,604	485,480

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008

Balance at the beginning of the period	(2,889)	(4,129)	(7,780)	(7,610)

Additions to the provision	(73)	(769)	(1,099)	(2,217)
Write offs	1,007	2,009	1,067	2,047

Balance at the end of the period	(1,955)	(2,889)	(7,812)	(7,780)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of September 30, 2008, the amount of receivables sold under this agreement amounted to approximately R$ 383 million (R$ 318 million as of June 30, 2008). During the period ended September 30, 2008, the Company received cash proceeds of approximately R$ 3,413 million
(R$ 2,743 million as of September 30, 2008) and incurred expenses of R$ 10 million (R$ 13 million as of September 30, 2007) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of September 30, 2008, the net equity of this fund was R$ 326,205 (R$ 313,204 at June 30, 2008), of which R$ 321,136 (R$ 314,875 at June 30, 2008) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at September 30, 2008, represented R$ 65,241 (R$ 62,640 at June 30, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

During the period ended September 30, 2008, the Company received cash proceeds related to the local receivables sold of approximately R$ 3,084 million (R$ 2,428 million for the period ended on September 30, 2007) and incurred expenses of R$ 22 million (R$ 20 million for the period ended on September 30, 2007) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

7 Inventories

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008

Finished goods and products for sale	572,089	480,444	759,797	610,640
Livestock and poultry for slaughter and sale	488,829	446,985	515,522	448,720
Raw materials	318,568	214,348	331,330	224,090
Work in process	213,225	203,609	213,408	203,772
Packaging materials	58,313	46,089	59,348	47,103
Storeroom	31,931	29,780	41,927	35,853
Products in transit	285	161	2,106	711
Advances to suppliers	45,794	35,865	46,009	36,065
Imports in transit	11,099	11,744	13,943	14,332

	1,740,133	1,469,025	1,983,390	1,621,286

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

8 Recoverable taxes

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008

ICMS	383,252	313,424	384,383	315,458
PIS and COFINS	220,004	164,077	221,157	166,166
Income and social contribution taxes	30,805	28,325	109,340	181,012
IVA	-	-	79,589	55,379
IPI	44,254	43,962	44,293	44,061
INSS	254	5,739	254	5,739
Others	-	-	127	47

	678,569	555,527	839,143	767,862

Short-term portion	410,903	329,361	498,716	464,496
Long-term portion	267,666	226,166	340,427	303,366

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

c.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

d.

Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

e.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

f.

National Institute of Social Security - INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

9 Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Balance sheet
	September 30, 2008	June 30, 2008

Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	209,364	73,208
Sadia International Ltd.	20,737	2,851
Qualy B.V.	18,944	5,019
Sadia Alimentos S.A.	9,003	4,837
Sadia Chile S.A.	5,307	2,478
Concórdia Ltd.	4,899	-
Sadia Uruguay S.A.	2,492	2,234
Big Foods Ind. Prod. Alimentícios Ltda.	144	1,832
Excelsior Alimentos S.A.	105	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	56

	270,995	92,515

Loans
Wellax Food Logistics C. P. A. S. U. Lda.	1,282,013	-
Excelsior Alimentos S.A.	5,052	-
Sadia GmbH	2,358	2,307
Sadia Industrial Ltda.	885	885
Big Foods Ind. Prod. Alimentícios Ltda.	72	-
Rezende Marketing e Comunicação Ltda.	60	60
Concórdia S.A. CCVMCC	34	-
Sadia International Ltd.	(207)	(172)
Concórdia Holding Financeira S.A.	-	10,121
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	805

	1,290,267	14,006

Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	19,844	12,458
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	3,790

	19,844	16,248

Advances from subsidiaries

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Balance sheet
	September 30, 2008	June 30, 2008

Wellax Food Logistics C. P. A. S. U. Lda.	(3,413,709)	(2,356,698)
Sadia International Ltd.	(1,657)	(1,378)

Total current and non current	(3,415,366)	(2,358,076)

	Statement of income
	September 30, 2008	September 30, 2007
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	2,076,239	1,622,243
Sadia International Ltd.	211,684	167,563
Qualy B. V.	51,462	28,558
Sadia Chile S.A.	15,897	10,019
Sadia Alimentos S.A.	15,420	10,391
Big Foods Ind. Prod. Alimentícios Ltda.	12,038	-
Sadia Uruguay S.A.	7,003	4,360
Avícola Industrial Buriti Alegre Ltda. - Goiaves	4,793	-
Concórdia Ltd.	4,317	-
Excelsior Alimentos S.A.	177	-

	2,399,030	1,843,134

Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(66,155)	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	(19,750)	-

	(85,905)	-

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	(461,740)	157,997
Concórdia Holding Financeira S.A.	(508)	-
Sadia International Ltd.	118	255

	(462,130)	158,252

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

10 Investments

					Investment balances
Investments	Ownership	Shareholder’s equity	Net income (loss) for the period	Equity result	September 30, 2008	June 30, 2008

Sadia GmbH	100.00	1,477,338	(106,376)	(19,438)	1,447,338	1,732,720
Concórdia Hoding Financeira S.A.	100.00	102,453	16,891	17,347	102,453	183,856
Sadia International Ltd.	100.00	109,565	9,529	18,516	109,565	87,288
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00	36,532	19,688	19,688	36,532	30,074
K&S Alimentos S.A.	49.00	26,993	(671)	(329)	13,227	-
Sadia Industrial Ltda.	100.00	363	(6)	(6)	363	363
Avícola Indl. Buriti Alegre Ltda. - Goiaves	100.00	-	969	969	-	23,685
Rezende Marketing e Comunicações Ltda.	99.91	(29)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00	(1,677)	(3)	(128)	-	-
Baumhardt Comércio e Participações Ltda.	73.94	(2,248)	(74)	(55)	-	-
Excelsior Alimentos S.A.	12.02	(3,589)	(170)	(122)	-	-

Total in subsidiaries				36,441	1,709,478	2,057,986

Goodwill				-	81,560	87,224
Other investments				(1,302)	58	17

Total investments of the Parent Company				35,139	1,791,096	2,145,227

Other investments of subsidiaries/affiliates				-	2,028	2,089
Investments eliminated on consolidation				(60,189)	(1,696,251)	(2,057,986)

Total consolidated investments				(95,328)	96,873	89,330

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Changes in the investments:

						Shareholding result
	Acquisition	Amortization	Negative equity	Dividends received	Merger	Operational	Non- Operational
Sadia GmbH	-	-	-	-	-	(285,382)	-
Sadia International Ltd.	-	-	-	-	-	22,277	-
Concórdia Holding Financeira S.A.	-	-	-	(89,410)	-	7,913	94
Big Foods Ind. de Prod. Alimentícios Ltda.	-	-	-	-	-	6,458	-
Avícola Ind. Buriti Alegre Ltda. – Goiaves	-	-	-	-	(25,142)	1,457	-
Excelsior Alimentos S.A.	-	-	122	-	-	(20)	(102)
Baumhardt Comércio e Participações Ltda.	-	-	55	-	-	(55)	-
Sadia Overseas Ltd.	-	-	282	-	-	(282)	-
K&S Alimentos S.A.	13,556	-	-	-	-	(329)	-
	13,556	-	459	(89,410)	(25,142)	(247,963)	(8)
Goodwill	377	(6,041)	-	-	-	-	-
Other investments	-	-	-	-	-	-	41
	13,933	(6,041)	459	(89,410)	(25,142)	(247,963)	33

On September 29, 2008, the board of directors’ proposal for the merger of the wholly owned subsidiary Avícola Industria Buriti Alegre Ltda. (Goiaves), aiming at obtaining operating and corporate benefits and a decrease in expenses resulting from standardizing and rationalizing the administrative and operational activities, was approved in a special general meeting.

On June 26, 2008, the Company acquired 73.94% of the quotas representing the capital of Baumhardt Comércio e Participações Ltda. for the amount of R$5,425 and during this year it acquired 12.02% of the shares representing the capital of Excelsior Alimentos S.A. (18.48% of the voting capital) for the amount R$1,596. Baumhardt holds 80.10% of the common shares and 43.67% of the capital of Excelsior Alimentos S.A., which added to the direct interest, makes the Company a holder of 77.72% of the voting capital and 44.31% of the total capital of Excelsior Alimentos S.A.. Goodwill in the amount of R$8,938 was paid on the acquisition, based on expectations of future profitability and amortization estimated in up to five years. Excelsior’s industrial unit is located in Santa Cruz do Sul, in the State of Rio Grande do Sul, and consists of a factory for industrially processed products and its own freezing works.

On September 1, 2008, the Company paid in capital in the company K&S Alimentos S.A. in the amount of R$13,556, representing a 49% interest in the capital of this invested company. K&S Alimentos S.A. is going to carry out manufacturing, sales and distribution activities for cheeses, including the products currently sold by KFB under the Philadelphia brand, as well as cheeses and cheese pâtés sold under the Sadia brand.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

At September 30, 2008 the net balance of goodwill on the acquisition of investments totaled R$81,560 (R$87,224 at June 30, 2008), and is comprised of:

			Amortization
	September 30, 2008	June 30, 2008	Beginning	Term

Avícola Industrial Buriti Alegre Ltda. - Goiaves	37,474	39,637	February, 2008	5 years
Big Foods Indústria de Produtos Alimentícios Ltda.	27,534	30,972	January, 2008	3 years
Empresa Matogrossense de Alimentos Ltda.	8,054	8,054	Forecast to 2009	5 years
Excelsior Alimentos S.A.	8,498	8,561	July, 2008	5 years

	81,560	87,224

These amounts of goodwill were based on the expectation of future profitability, with amortization forecast in up to five years.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

11 Property, plant and equipment

		Parent company

		Cost	Depreciation	Carrying amount

	Annual average %	September 30, 2008	September 30, 2008	September 30, 2008	June 30, 2008

Lands	-	114,024	-	114,024	109,755
Buildings	4	1,322,396	(421,229)	901,167	831,543
Machinery and equipment	15	1,715,721	(747,819)	967,902	884,390
Installations	10	578,932	(199,453)	379,479	348,930
Software implementation	20	117,203	(50,572)	66,631	60,486
Vehicles	20	9,053	(6,036)	3,017	2,335
Construction in progress	-	1,102,542	-	1,102,542	919,016
Breeding stock	-	599,247	(403,841)	195,406	197,457
Forestation and reforestation	-	43,090	(5,371)	37,719	36,837
Advances to suppliers	-	22,243	-	22,243	11,134
Other	-	960	(935)	25	32

		5,625,411	(1,835,256)	3,790,155	3,401,915

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

		Consolidated

		Cost	Depreciation	Carrying amount

	Annual average %	September 30, 2008	September 30, 2008	September 30, 2008	June 30, 2008

Lands	-	114,833	-	114,833	111,244
Buildings	4	1,333,488	(426,889)	906,599	836,692
Machinery and equipment	15	1,747,166	(761,854)	985,312	906,135
Installations	10	663,016	(202,855)	460,161	375,158
Software implementation	20	117,618	(50,770)	66,848	60,651
Vehicles and plane	15	17,666	(8,288)	9,378	9,546
Construction in progress	-	1,223,440	-	1,223,440	1,071,675
Breeding stock	-	599,312	(403,841)	195,471	197,523
Forestation and reforestation	-	43,090	(5,371)	37,719	36,837
Advances to suppliers	-	44,011	-	44,011	31,549
Other	-	3,508	(2,250)	1,258	964

		5,907,148	(1,862,118)	4,045,030	3,637,974

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

We present the changes in the cost of property, plant and equipment below:

			Consolidated
	June 30, 2008				September 30, 2008
		Acquisitions	Disposal	Tranfers

Lands	111,244	289	-	3,300	114,833
Buildings	1,253,383	9,010	(4,962)	76,057	1,333,488
Machinery and equipment	1,641,612	12,751	(7,856)	100,659	1,747,166
Installations	565,073	14,343	(348)	83,948	663,016
Software implementation	105,646	127	(5)	11,850	117,618
Vehicles and plane	18,146	70	(1,168)	618	17,666
Construction in progress	1,071,675	399,371	(205)	(247,401)	1,223,440
Breeding stock	561,951	37,361	-	-	599,312
Forestation and reforestation	41,928	1,153	-	9	43,090
Advances to suppliers	31,549	24,184	-	(11,722)	44,011
Other	3,131	392	-	(15)	3,508

Total cost of acquisition	5,405,338	499,051	(14,544)	17,303	5,907,148

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 54,970 (R$ 40,613 as of September 30, 2007).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

12   Deferred charges

		Parent company
		Cost	Amortization	Carrying amount
	Rate	September 30, 2008	September 30, 2008	September 30, 2008	June 30, 2008

Pre operational costs	20	72,076	(9,770)	62,306	55,229
Reorganization expenses	20	29,114	(15,017)	14,097	15,723
Product development and markets	20	17,356	(13,959)	3,397	4,604
Other	20	1,948	(1,019)	929	1,021

		120,494	(39,765)	80,729	76,577

		Consolidated
		Cost	Amortization	Carrying amount
	Rate	September 30, 2008	September 30, 2008	September 30, 2008	June 30, 2008

Pre operational costs	20	110.506	(13.196)	97.310	80,245
Reorganization expenses	20	29.114	(15.017)	14.097	15,723
Product development and markets	20	22.217	(14.392)	7.825	8,594
Other	20	1.948	(1.019)	929	1,021

		163.785	(43.624)	120.161	105.583

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba and the preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

13   Loans and financing - Short-term

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Short-term
Foreign currency
Advances on export contracts - ACC, with interest rates of 4.82% p.a., guaranteed by promissory notes or sureties	1,263,470	-	1,263,470	419

Financing obtained from financial institutions custodians of structured notes belonging to the Company, with Libor 01 month being charged (3.93% on September 2008) plus interest of 1.50% p.a., guaranteed by its own investments	-	-	197,685	380,095

Advanced collection relating to the receivables sold, with no interest	-	-	22,999	20,743

Financing for investments in Russia, to be made in property, plant and equipment, with Libor 06 months (3.98% on September 2008) plus interest of 3.30% p.a., guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	8,251	35,491

Credit lines for the development of foreign trade, with interest rates of 9.04% p.a., guaranteed by promissory notes or sureties	-	-	3,884	3,430

Exchange interest rate contracts	-	-	8,690	9,361

Currency swap contracts	195	1,290	195	1,290

	1,263,665	1,290	1,505,174	450,829

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Local currency
Rural credit lines in the amount of R$ 254,700 with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	254,700	239,354	254,700	239,354

Loans for working capital in the amount R$426,161, of which R$350,873 is subject to the variation of the Interbank Deposit Certificate (CDI) and 3% interest, and R$75,288 subject to the rate of 108% of the CDI, with no guarantee, and forward operations in the amount of R$40,666 with interest of 1.15% per month, guaranteed by the company’s shares.	466,827	-	466,827	-
Currency swap contracts	742	2,822	742	2,822

Others	-	-	1,754	5,418

	722,269	242,176	724,023	247,594

	1,985,934	243,466	2,229,197	698,423

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Short-term portion of the long-term debt

Foreign currency
Export financing composed of prepayment in the amount of R$ 96,751 of which R$144 is paying six-month Libor (3.09% in September 2008) and 1.75% interest p.a. and R$96,607 paying three-month Libor (2.80% in September 2008) and 0.59% p.a. and a line focused on encouraging foreign trade activities in the amount of R$12,722, paying Libor of 3.38% and 1.17% interest p.a., guaranteed by promissory notes or sureties	96,751	686	109,473	13,917

BNDES (National Bank for Economic and Social Development), for investments and export credit lines, composed as follows: FINEM in the amount of R$ 721 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 22,730 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 2.34% p.a. Special pre-shipment BNDES Exim in the amount of R$2 subject to the weighted average should of the variation of currencies traded by BNDES - UMBNDES and a fixed interest of 2.64% p.a., guaranteed by mortgage bonds and real estate mortgage.

	23,453	21,029	23,453	21,029

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in 2017, guaranteed by endorsement.	-	-	11,516	2,736

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	1,151	2,847	1,151	2,847

	121,355	24,562	145,593	40,529

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 121,22% of the CDI (interbank deposit certificate) p.a.	1,024,154	107,625	1,024,154	107,625

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 148,939 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in September 2008) and interest of 3.09% p.a., and “BNDES Exim - pre shipment” in the amount of R$ 8 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds and real estate mortgages	148,947	149,215	148,947	149,486

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	4,940	3,255	4,940	3,255

Other subject to interest rate from 1% to 12% p.a.	6,939	6,595	6,939	6,739

	1,184,980	266,690	1,184,980	267,105

Short-term portion of long-term debt	1,306,335	291,252	1,330,573	307,634

Total short-term	3,292,269	534,718	3,559,770	1,006,057

At September 30, 2008 the weighted average interest in short-term loans was 9.44% p.a. (6.06% p.a. at June 30, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

14   Loans and financing - Long-term

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Foreign currency
Export financing composed of prepayment, payable in the amount of R$ 269,038 in installments up to 2013, of which R$76,716 is paying six-month Libor (3.09% in September 2008) and 1.75% interest p.a. and R$192,322 paying three-month Libor (2.80% in September 2008) and 0.59% interest p.a. and a line focused on encouraging foreign trade in the amount of R$1,423,561, paying 3.38% Libor and 1.17% p.a., guaranteed by promissory notes or sureties	269,038	159,876	1,692,599	1,298,580

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	-	-	490,091	400,711

BNDES (National Bank for Economic and Social Development), payable from 2008 to 2015 composed as follows: FINEM in the amount of R$ 721 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 222,181 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 2.64% p.a. guaranteed by mortgage bonds and real estate mortgages	232,696	125,091	232,696	125,091

IFC (International Finance Corporation) for investments in property, plant and equipment of which R$1,151 is paying 9.05% interest p.a. and R$137,071 is paying six-month Libor (3.98% in September 2008) and 3% interest p.a., guaranteed by real estate mortgages	1,151	2,847	138,222	66,228

	502,885	287,814	2,553,608	1,890,610

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
Local currency
Export credit note (NCE), an improved credit line for exports, payable in 2009 and 2010, of which R$1,024,154 is subject to variation of 121.22% of the CDI p.a. and R$311,448 is subject to variation of 90% of the CDI p.a.	1,335,602	410,357	1,335,602	410,357

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$ 1,163,437 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in September 2008) and interest of 3.09% p.a., and BNDES Exim pre shipment special in the amount of R$ 36,518 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds and real estate mortgages	1,199,955	987,475	1,199,955	989,609

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2008 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement.	158,019	151,232	158,019	151,232

Other subject to interest rate from 1% to 12% p.a.	13,785	13,840	14,758	15,391

	2,707,361	1,562,904	2,708,334	1,566,589

	3,210,246	1,850,718	5,261,942	3,457,199

Short-term portion of long-term debt	(1,306,335)	(291,252)	(1,330,573)	(307,634)

Total long-term	1,903,911	1,559,466	3,931,369	3,149,565

The noncurrent portions of financings at September 30, 2008 mature as follows:

Maturity	Parent company	Consolidated

2009	97,105	255,350
2010	625,630	1,008,490
2011	293,327	785,128
2012	391,931	572,945
2013 onwards	495,918	1,309,456
	1,903,911	3,931,369

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

15   Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

•   Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
•   Payment of a bonus for time of service;
•   Payment of indemnification for termination of service; and
•   Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations and recorded in the current profit and loss.

16   Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next five years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The costs and expenses with these agreements totaled R$ 128,723 as of September 30, 2008 (R$ 87,116 as of September 30, 2007).

The table below shows the future payments related to the leasing agreement at September 30, 2008:

2008	46,772
2009	181,200
2010	131,900
2011	131,900
2012	131,900
Total	623,672

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 88 million on September 30, 2008, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings:

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008

Tax proceedings	44,424	35,204	60,531	51,296
Labor proceedings	26,714	29,991	27,225	30,855
Civil proceedings	14,883	14,734	14,883	14,734

Provision for contingencies	86,021	79,929	102,639	96,885

Related legal deposits	(26,678)	(26,743)	(38,941)	(39,006)

Provision for contingencies – Net	59,343	53,186	63,698	57,879

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The changes in the provision for contingencies are presented as follows:

	Consolidated
	June 30, 2008	Additions	Disposals	Monetary updates	September 30, 2008

Tax proceedings	51,296	15,380	(6,752)	607	60,531
Civil proceedings	14,734	722	(2,345)	1,772	14,883
Labor proceedings	30,855	16	(3,646)	-	27,225

Provision for contingencies	96,885	16,118	(12,743)	2,379	102,639

Related legal deposits	(39,006)	-	684	(619)	(38,941)

Provision for contingencies - Net	57,879	16,118	(12,059)	1,760	63,698

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$27,841, of which R$10,205 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,326 on withholding income tax on investments of Granja Rezende and R$1,047 for other provisions.

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$19,365.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$13,325.

The Company has other contingencies of a tax nature in the amount of R$1,221,639 on September 30, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$623,936, IPI Credit premium, in the amount of R$295,326, and payment of social security contributions, in the amount of R$117,355 and R$185,022 for other provisions.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$55,875, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,324 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$55,655, for which the provision in the amount of R$27,225 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of September 30, 2008 was R$ 41,326 (R$45,004 on June 30, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of September 30, 2008 amounted R$ 440,712 (R$364,091 on June 30, 2008).

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at September 30, 2008 was R$ 67,756 (R$61,131 on June 30, 2008).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

17   Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	September 30, 2008	June 30, 2008

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(10,049,288)	(10,259,288)

Total outstanding shares	672,950,712	672,740,712

b.

Statements of changes in shareholders’ equity

			Treasury	Retained
	Capital	Reserve	shares	earnings/ (loss)	Total

Balances at December 31, 2007	2,000,000	1,001,335	(84,118)	-	2,917,217
Interest on shareholders' equity/dividends	-	-	-	(52,057)	(52,057)
Net income of the period	-	-	-	209,168	209,168
Balances at March 31, 2008	2,000,000	1,001,335	(84,118)	157,111	3,074,328
Interest on shareholders' equity/dividends	-	-	-	(45,581)	(45,581)
Net income of the period	-	-	-	106,928	106,928
Balances at Jume 30, 2008	2,000,000	1,001,335	(84,118)	218,458	3,135,675
Acquisition of treasury stock	-	-	(52,805)	-	(52,805)
Sales of treasury stock	-	-	39,859	-	39,859
Gain on sale of treasury stock	-	16,650	-	-	16,650
Net income for the year	-	-	-	(850,786)	(850,786)
Balances at September 30, 2008	2,000,000	1,017,985	(97,064)	(632,328)	2,288,593

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

c.

Treasury stock

As of September 30, 2008 the Company held treasury stock, for future sale and/or cancellation, 4,700,000 ordinary shares and 5,349,288 preferred shares, at an average acquisition cost of R$97,064. The market value as of September 30, 2008 was R$ 65,882.

According to a material fact published on July 30, 2008, the Company sold 4,700,000 preferred shares and acquired 4,700,000 common shares of its own issue, from the 5,000,000 shares authorized by the Board of Directors.

d.

Book and market value

At September 30, 2008, the market value of the shares of Sadia S.A., according to the average quotation of the shares traded on the São Paulo stock exchange (BOVESPA), corresponded to R$7.53 per common share and R$5.70 per preferred share  (R$11.36 per preferred share on June 30, 2008). The book value on the same date was R$3.40 per share (R$4.66 on June 30, 2008).

18   Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative preferred shares of issue of the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The composition of the options granted is presented as follows:

	Date			Quantity	Price of shares
Cycle	Grant	Start	Final	of shares	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	1,490,000	4.55	5.27
2006	09/26/06	09/26/09	09/26/11	3,155,000	5.68	6.38
2007	09/27/07	09/27/10	09/27/12	5,000,000	10.03	10.74

	September 30, 2008	June 30, 2008

Balances in the beginning of the period	9,855,000	9,955,000

Exercised options - Cycle 2005	(210,000)	-
Cancelled options - Cycle 2006	-	(100,000)

Balances in the end of the period	9,645,000	9,855,000

Since the Company has treasury shares earmarked for its stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results. If the Company adopted international accounting standards, as commended by CVM Instruction 469/08, the shareholders’ equity and the results for the period ended September 30, 2008 would be decreased on R$13,352 and increased on R$452, respectively (decreased on R$24,227 and R$9,465, respectively on June 30, 2008).

19   Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions. As of September 30, 2008 as a result of the losses recorded by the Company, the provision in the amount of R$44.872, referring to employee profit sharing, was reversed.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

20   Financial result

	Parent company		Consolidated
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Financial expenses
Interest	(198,502)	(151,604)	(178,139)	(181,497)
Loss on investment funds	(93,584)	-	(348,190)	-
Fair value on investments	(100,661)	-	-	-
Monetary variations - Liabilities	(16,443)	(6,447)	(16,443)	(6,447)
Exchange variations - Financial liabilities	(492,322)	216,058	(334,886)	339,101
Exchange variations on foreign investments	-	-	-	(90,607)
Exchange variations on derivatives	(6,375)	(15,176)	(565,492)	(36,370)
Others	(50,630)	(42,326)	(60,587)	(63,906)
	(958,517)	505	(1,503,737)	(39,726)
Financial income
Interest	20,298	29,529	18,910	51,671
Gains on investment funds	5,858	11,500	34,111	89,532
Monetary variations - Assets	5,169	6,486	5,363	6,486
Exchange variations - Financial assets	40,778	(61,954)	48,486	(262,211)
Exchange variations on foreign investments	-	-	96,633	-
Exchange variations on derivatives	17,381	28	55,971	98,710
Other	29,627	25,744	54,840	40,065
	119,111	11,333	314,314	24,253
	(839,406)	11,838	(1,189,423)	(15,473)

At September 30, the Company had derivative financial instruments that were traded by the treasury department based on the assumption of the appreciation/maintenance of the Real against the US dollar. These instruments contained intrinsic risks, assumed as a result of the stability and the low probability of devaluation of the Real against the US dollar.

As disclosed in a material fact on September 25, 2008, the treasury department exceeded the limits of the treasury policy. As soon as it became aware of this fact, the Board of directors determined that the necessary measures to reduce exposure were taken. With the aim of reducing the exposure related to these operations, the Board of Directors decided to settle part of these operations, making a loss in the amount R$544.496, recorded under exchange variation on derivative instruments.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The operations that were settled and their respective originally contracted notional amounts are presented as follows:

	Notional - US$ mil			Loss
Financial Institution	Non deliverable Forward (short position)	Target Forward (long position)	Long call option	US$ thousand	R$ thousand

Financial Institution A	500,000	865,000	700,000	(221,936)	(424,851)
Financial Institution B	216,666	395,000	400,000	(62,500)	(119,645)
	716,666	1,260,000	1,100,000	284,436	(544,496)

21   Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Local	(832,492)	432,034	(597,944)	162,084
Foreign	-	-	(96,844)	278,969

	(832,492)	432,034	(694,788)	441,053

The composition of income and social contribution taxes is as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Local
Current	(23)	-	(14,913)	(4,210)
Deferred	294,585	(36,933)	263,891	(38,670)
	294,562	(36,933)	248,978	(42,880)
Foreign
Current	-	-	(3,367)	387
Deferred	3,240	(4,582)	6,836	(4,582)
	3,240	(4,582)	3,469	(4,195)

	297,802	(41,515)	252,447	(47,075)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Income before taxation/profit sharing	(832,492)	432,034	(694,788)	441,053
Interest on shareholders' equity	(91,163)	(112,660)	(91,163)	(112,660)

Income before income and social contribution taxes	(923,655)	319,374	(785,951)	328,393

Income and social contribution taxes at nominal rate - 34%	314,043	(108,587)	267,223	(111,654)

Adjustment to calculate the effective rate
Permanent differences
Equity pick-up	9,150	63,076	5,961	61,193
Losses in foreign investment fund	(26,093)	-	(26,093)	-
Other	702	3,996	5,356	3,386

Income and social contribution taxes at effective rate	297,802	(41,515)	252,447	(47,075)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008

Assets
Deferred taxes
Benefit plan	41,112	39,582	41,112	39,582
Provision for contingencies	54,773	28,365	55,161	28,877
Employees’ profit sharing	-	12,161	-	12,161
Allowance for doubtful accounts	7,252	19,975	7,370	20,120
Goodwill amortization	12,349	7,794	12,349	7,794
Provision for loss on property, plant and equipment	5,382	5,389	5,382	5,389
Tax loss carryforwards and negative basis of social contribution	269,105	26,483	271,243	29,600
Summer Plan depreciation	414	612	414	612
Provision for market value	34,225	7,135	-	-
Others	1,771	3,996	11,147	8,671

Total assets deferred taxes	426,383	151,492	404,178	152,806

Assets short-term portion	38,294	50,393	42,297	51,370
Assets long-term portion	388,089	101,099	361,881	101,436

Liabilities
Deferred taxes
Depreciation on rural activities	109,267	107,094	109,267	107,094
Gains in foreign subsidiary	976	-	976	-
Others	101	-	1,535	1,189

Total liabilities deferred taxes	110,344	107,094	111,778	108,283

Liabilities short-term portion	12,003	10,709	13,437	11,898
Liabilities long-term portion	98,341	96,385	98,341	96,385

Net	316,039	44,398	292,400	44,523

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

With respect to the deferred tax assets resulting from the tax loss and negative basis of social contribution in the amount of R$271,243, represented by R$269,105 in the parent company and R$2,138 in the subsidiaries, the realization of these credits will be carried out through the generation of future profits in the respective companies. Based on a technical viability study prepared by Management the realization of these tax assets will be estimated in the following manner:

Period	Realization
2009	8%
2010	9%
2012	10%
2013	11%
2014 to 2016	62%

22   Risk management and financial instruments

Due to the nature of its operations, the Company is exposed to market risks, especially with respect to variations in exchange rates and credit risks.  The Company’s treasury policy establishes that these risks are managed by the Risk Management Department, through identifying the exposures and the correlations between the different risk factors, through the VAR (Value at Risk) calculation methodology and simulations of scenarios (stress tests), monitored by the Financial and Investments Committee, from the Executive Finance Committee, comprising officers of the Company, which includes in its responsibilities defining the management of these risks within the parameters of exposure limits and areas of decision-making authority proposed by the Finances Committee and Investor Relations  (IR) of the Board of Directors, approved by the Board, itself.  At September 30, 2008, due to the high volatility of the financial assets and to the miss-matching of the financial policy, the Value at Risk (VAR) of the operating assets and liabilities and financial instruments exposed to the variations of the foreign exchange and interest rates, for one year, with 95% reliability, was R$2,783,889 (Information not reviewed by the auditors).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The objective of the treasury policy is to determine parameters for use of derivative instruments in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions.  The responsibility for compliance with this policy is the job of the Executive Finances Committee.

a. Exchange rate risk

The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, such as interest rate swaps (Libor for pre rate or vice versa) and future market contracts (Non Deliverable Forwards – NDFs and Options), as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

The treasury policy for exchange determines that the limit of exchange exposure must respect the lower of the following amounts: (i) 20% of the Company’s net equity, or (ii) for the three months following the base date, the limit of up to 10 days of exports or for the 12 months following the base date, 50% of the net cash generation. The control and management of the exposures are conducted dynamically and are updated by market quotations in real-time, through quotation systems and the adjustments are made whenever necessary.  In the operations that involve options, the control and management of the exposure take into consideration the likelihood of exercise.

Within its exchange hedge strategy the Company uses exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The notional amounts of these contracts are not recorded in the quarterly information. The technical definition of these contracts is summarized as follows:

“Non deliverable forward”

Over the counter operations for sale and/or purchase of dollars with future maturity, without initial disbursement of cash, based on a notional amount in dollars and a future strike rate. Upon maturity of the operation the result will be the difference between the contracted rate and the Ptax on maturity, multiplied by the notional base amount.

“Target forward” - Short

Over the counter operations for sale of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is below the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0,50, knocking out subsequent maturities. If the dollar is above the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

 “Target forward” - Long

They are over the counter purchases of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is higher than the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out the subsequent maturities. If the dollar is below the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Call and put options (European)

They are across the counter or stock exchange operations where the purchaser of the call option or put option pays an initial premium upon maturity, if the difference between the contracted dollar (exercise price) and if the Ptax is positive (in the event of a call option) or negative (in the event of a put option), it will exercise its right. Not exercising the options will result in the loss of the initial premium paid on the part of the purchaser. It is the seller of the option that receives an initial premium and assumes the risk of a limited gain and an unlimited loss.

The exchange futures contracts have monthly maturities of up to 12 months and establish a margin call or bank guarantee in case the position is unfavorable to the Company. At September 30, 2008, the amounts deposited as margin and bank guarantee were R$701,150 and R$269,007, respectively.

The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”, respectively.

The results to be realized from over the counter operations on the exchange future market are not recognized in the accounting.  These contracts are separated and defined as operating or financial according to their specific objective.  At September 30 and June 30, 2008, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Consolidated
	September 30, 2008
	Notional		Average	Fair
	Original (1)	Exposure (2)	rate	Value
	US$ thousand	US$ thousand	R$/US$	R$ thousand
Future contracts - US$
Non Deliverable Forward	317,500	317,500	1.96	(6,549)
Target Forward	2,286,666	4,518,333	1.77	(755,478)
Short call option	1,531,667	1,531,667	1.84	(144,002)
Short position - US$	4,135,833	6,367,500	1.81	(906,029)

Non Deliverable Forward	2,508,333	2,508,333	1.88	111,764
Target Forward	473,333	473,333	1.78	82,300
Long call option	1,021,667	1,021,667	1.81	74,770
Long position - US$	4,003,333	4,003,333	1.85	268,834

Net position - US$	132,500	2,364,167		(637,195)

Options - US$
Long put option - US$	1,800,000	-	1.76	(17,326)

Future contracts - Euro	€ thousand
Short futures - Euro	62,000	62,000	1.59	20,215
Long futures - Euro	(80,000)	(80,000)	1.47	(8,277)

Future contracts - Pound	£ thousand
Short futures - Pound	25,000	25,000	2.05	12,330

Fair value				(630,253)

Payable/Receivable amounts of realized future contracts	R$ thousand
Receivable	238,651
Payable	276,137

(1) Original notional
(2) Considers the likelihood of settlement based on the foreign currency futures

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Consolidated
	As disclosed in the 2nd quarter Interim Financial Information	June 30, 2008 (1)
		Notional		Average	Fair
		Original (2)	Exposure (3)	rate	Value
		US$ thousand	US$ thousand	R$/US$	US$ thousand
Future contracts - US$
Non Deliverable Forward		181,500	117,500	1.92	52,159
Target Forward		3,760,000	2,045,000	1.76	221,540
Short call options	5,000	5,000	5,000	1.95	422
Short position - US$	3,941,500	3,946,500	2,167,500	1.76	274,121

Target Forward		1,062,500	1,775,000	1.68	(52,015)
Long call option	200,000	200,000	200,000	1.70	(154)
Long position - US$	1,062,500	1,262,500	1,975,000	1.68	(52,169)

Net position - US$		2,684,000	192,500		221,952

Options - US$
Long put option - US$	100,000	100,000	100,000	1.60	900

Future contracts - Euro	€ thousand
Short futures - Euro	266,000	266,000	230,000	1.73	(18,787)
Long futures - Euro	60,000	60,000	(55,000)	1.47	17,784

Future contracts - Pound	£ thousand
Short futures - Pound	87,500	87,500	80,000	2.03	(9,628)

Fair value					212,221

Payable/Receivable amounts of realized future contracts	R$ thousand
Receivable	59,770	59,770
Payable	38,761	38,761

(1) Disclosed in accordance with CVM 550/08
(2) Original notional
(3) Considers the likelihood of settlement based on the foreign currency futures

If the exchange futures contracts were recorded at their fair value on September 30, 2008, the Company would have a loss of R$630,253 (R$20,984 in the same period of 2007), which is a loss of R$480,626 in financial results (a gain of R$11,431 in the same period 2007) and a loss of R$149,627 in operating results (a loss of R$32,415 in the same period of 2007).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The maturities of the exchange futures contracts and US dollar options, put and call positions, outstanding on the base date of September 30, 2008 presented:

	Short position - Original notional				Long position - Original notional
Maturity	Non Deliverable Forward	Target Forward	Short call options	Short position	Non Deliverable Forward	Target Forward	Long call options	Long position

October, 2008	30,000	212,500	325,000	567,500	2,081,669	46,667	266,667	2,395,003
November, 2008	45,000	230,833	225,000	500,833	-	46,667	166,667	213,334
December, 2008	37,500	235,833	230,000	503,333	-	46,667	221,667	268,334
January, 2009	35,000	235,833	378,333	649,166	53,333	46,667	316,666	416,666
February, 2009	25,000	235,833	53,333	314,166	53,333	46,665	50,000	149,998
Mach, 2009	25,000	235,833	53,333	314,166	53,333	40,000	-	93,333
April, 2009	20,000	235,833	53,333	309,166	53,333	40,000	-	93,333
May, 2009	20,000	235,833	53,333	309,166	53,333	40,000	-	93,333
June, 2009	20,000	230,833	53,334	304,167	53,333	40,000	-	93,333
July, 2009	20,000	130,833	53,334	204,167	53,333	40,000	-	93,333
August, 2009	20,000	66,669	53,334	140,003	53,333	40,000	-	93,333
September, 2009	20,000	-	-	20,000	-	-	-	-
	317,500	2,286,666	1,531,667	4,135,833	2,508,333	473,333	1,021,667	4,003,333

Sensibility Analysis of the Company – Cash effect

At September 30, 2008, the Company’s hedge position presented put and call options in US dollars, with maturities overt the next 12 months. For the purposes of this sensibility analysis, we considered the doubled notional amount of the forward targets, based on the future market scenarios. Considering that 50% of the Company’s gross billing results from exports made based on US dollars, we have, on past bases, a gross income in dollars of approximately US$3,000 million for the next 12 months. If we consider three scenarios (information not reviewed by auditors), we would have the following sensibility table:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	US$ thousand	R$ thousand
	12 months	Scenario 1 (1) R$/US$ - R$1.95	Scenario 2 R$/US$ - R$2.20

Short future contracts US$ - 12 months – average strike R$1.81	6,367,500	(891,450)	(2,483,325)

Long future contracts US$ - 12 months – average strike R$1.85	4,003,333	400,333	1,401,166

Net effect		(491,117)	(1,082,159)

Historicall gross export revenues - 12 months – average exchange rate for 2008 - R$1.70	3,000,000	750,000	1,500,000

Net cash effect		258,883	417,841

(1) According to the Focus market report disclosed by the Central Bank on October 24

The Company’s exposure to foreign currency variations (particularly US dollars), recorded in the quarterly information, is shown as follows:

	Consolidated
	September 30, 2008		June 30, 2009
	Current	Non current	Current	Non current
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,445,838	-	1,267,494	-
Trade accounts receivable, net	355,959	-	308,803	-
Suppliers	(101,998)	-	(42,945)	-
Loans and financing	(1,650,767)	(2,408,015)	(491,358)	(1,850,081)
Swap contracts	884	-	3,607	-
	49,916	(2,408,015)	1,045,601	(1,850,081)

The Company uses swap contracts as a way of mitigating the impacts of the interest rate variations on financial assets and liabilities, recorded under financial results, as well as Libor swap range accrual contracts for financial arbitration.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The difference in interest payable or receivable, both from assets and liabilities, are recognized in the quarterly information under financial investments, and loans and financing, respectively.  The technical definition of these contracts is summarized as follows:

Rate exchange swap- pre vs. CDI

A structured over the counter operation for exchange of indexes on a notional base amount, or where the Company receives fixed interest upon maturity of the contract, paying on the liability the CDI, or vice versa. The risk of this instrument is associated or with the increase of the the CDI.

Libor swap range accrual - Arbitration

Structured over the counter operations on a notional base amount where the Company receives on a six month basis interest when the six-month Libor is within the range of 2.60% to 6.32% p.a., paying on on a six-month basis prefixed interest.  In the event the Libor is outside the range, there is no receipt of interest.

At September 30 and June 30, 2008, the notional amounts, contracted rates and amounts receivable and payable outstanding, as well as their respective fair values, are shown as follows:

	Consolidated
	September 30, 2008
	Notional			Fair
	Original	Original		Value
	US$ thousand	R$ thousand	Rate	R$ thousand
Interest swaps
Interest swap CDI x Pré	-	256,715	Pré x CDI	563
Range accrual swap – US$ - Arbitrage	400,000	-	Libor x Pré	(36,811)
Interest swap CDI x CDI - Arbitrage	100,000	-	CDI x CDI	731
Fair Value				(35,517)

Amonts receivable/payable	R$ thousand
Receivable	10,715
Payable	9,627

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Consolidated
	June 30, 2008
	Notional			Fair
	Original	Original		Value
	US$ thousand	R$ thousand	Rate	R$ thousand
Interest swaps
Interest swap CDI x Pré	1,215	1,215	CDI x Pré	-
Range accrual swap – US$ - Arbitrage	700,000	700,000	Libor x Pré	(56,546)
Interest swap CDI x CDI - Arbitrage	59,407	59,407	CDI x CDI	-
Fair Value				(56,546)

Amonts receivable/payable	R$ thousand
Receivable	2,222
Payable	13,473

The results realized from exchange futures contracts and interest rate swaps  for the period ended September 30, 2008 generated a loss of R$331,200 (a gain of R$135,228 in the same period of 2007), which is a net loss in the amount of R$509,521, recorded as a financial loss under exchange variations on derivative instruments (a gain of R$62,340 in the same period of 2007) and a gain in the amount of R$178,321 as operating results under gross operating income (a gain of R$72,888 in the same period of 2007).

b.   Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution’s net equity or the company’s equity.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

c.   Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

The results realized with futures contracts for grain in the period ended September 30, 2008 generated a loss of R$26,692 were inventoried and a gain in the amount of R$18,665 was already amortized as Operating results under Costs of goods sold.

The unrealized results of futures contracts for grain are not recognized in the accounting. These contracts are defined as operating, according to the objective of the hedge. The amounts of these contracts, if they were recorded in the period ended September 30, 2008, would result in a loss of R$31,848 recorded as inventories.

d.   Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of September 30, 2008 and June 30, 2008:

      •  Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

      •  Short-term financial investments - The fair value of short-term financial investments is

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

estimated based on the market quotations of comparable contracts or cash flows.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Investments - The market values of the investments were obtained from their market quotations.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Forward futures contracts: The fair values of the forward futures contracts were estimated based on the use of future values that considers same maturity discounted at present value using future discount rates. The effective cash settlement of the contracts occurs on the respective maturities.  The Company does not intend to settle these contracts before their maturity date.

•

Interest rate swap contracts: The fair values of the interest rate contracts were estimated based on the market quotations for similar contracts. The effective cash settlement of the contracts occurs on the respective maturity dates.  The Company does not intend to settle these contracts before their maturity date.

•

Options contracts: In the case of options, the pricing is done through the Black & Scholes model, which is widely used for valuing options and which takes into consideration the volatility, exercise price, interest rates and maturity period.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The book values and the estimated fair values of the Company’s financial instruments as of September 30, 2008 and June 30, 2008  are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated
	September 30, 2008		June 30, 2008
	Book value	Market value	Book value	Market value

Cash and cash equivalents	138,928	138,928	60,017	60,017
Short-term investments - Local Currency	2,062,242	2,162,903	730,770	921,162
Short-term investments - Foreign Currency	1,332,038	1,332,038	1,214,418	1,214,418
Trade accounts receivable	539,416	539,416	493,260	493,260
Inventories	1,983,390	1,925,264	-	-
Investments	2,086	2,086	2,106	2,106
Loans and financing	7,491,139	7,284,776	4,155,622	4,139,761
Suppliers	993,460	993,460	844,578	844,578
Future contracts, net	(37,486)	(37,486)	21,009	21,009

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

e.   Financial indebtedness

	Consolidated
	September 30, 2008			June 30, 2008
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	25,128	113,800	138,928	6,941	53,076	60,017
Short-term investments	1,931,783	1,332,038	3,263,821	609,767	1,214,418	1,824,185
Accounts receivable from future contracts	-	238,651	238,651	-	59,770	59,770
Total current assets	1,956,911	1,684,489	3,641,400	616,708	1,327,264	1,943,972

Long-term investments	130,459	-	130,459	121,003	-	121,003
Total noncurrent assets	130,459	-	130,459	121,003	-	121,003
Total assets	2,087,370	1,684,489	3,771,859	737,711	1,327,264	2,064,975

Liabilities
Short-term financing	1,909,003	1,650,767	3,559,770	514,699	491,358	1,006,057
Accounts payables from future contracts	-	276,137	276,137	-	38,761	38,761
Swap contracts - short-term	884	(884)	-	3,607	(3,607)	-
Total current liabilities	1,909,887	1,926,020	3,835,907	518,306	526,512	1,044,818

Long-term financing	1,523,354	2,408,015	3,931,369	1,299,484	1,850,081	3,149,565
Total noncurrent liabilities	1,523,354	2,408,015	3,931,369	1,299,484	1,850,081	3,149,565
Total liabilities	3,433,241	4,334,035	7,767,276	1,817,790	2,376,593	4,194,383
Net debt	(1,345,871)	(2,649,546)	(3,995,417)	(1,080,079)	(1,049,329)	(2,129,408)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

23   Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets.  Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

24  Private pension plan

a.

Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by “Fundação Attílio Francisco Xavier Fontana”.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At September 30, 2008 the Foundation had a total of 18,837 participants (19,042 on June 30, 2008), of which 14,801 were active participants (15, 055 on June 30, 2008).

The contributions of the parent company, on September 30, 2008 and 2007, amounted to R$1,577 and R$1,489 and R$1,648 and R$1,535 in the consolidated, respectively.

b.

Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company on September 30, 2008 and 2007 totaled R$1,780 and R$1,070 respectively. As of Septeber 30, 2008 this plan had 1,806 participants (1,713 participants on June 30, 2008).

Sadia S.A.

Publicly-held Company

Board of Directors

Walter Fontana Filho

Chairman

Eduardo Fontana D'Ávila

Vice-president

Cássio Casseb Lima

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silvério Morales Céspede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Norberto Fatio

Member

Roberto Faldini

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Officers

Gilberto Tomazoni	Chief Executive Officer
Gilberto Meirelles Xandó Baptista	Domestic Market Vice-president
Sérgio Carvalho Mandin Fonseca	International Market Vice-president
Valmor Savoldi	Operations Vice-president
Alexandre de Campos	International Sales Director
Alfredo Felipe da Luz Sobrinho	Institutional Relations and Legal Matters Director
Amaury Magalhães Maciel Filho	Agribusiness Operations Director
Andelaney Carvalho dos Santos	IT and Shared Services Director
Antonio Paulo Lazzaretti	Guarantee of quality and sustainability Director
Eduardo Bernstein	Marketing Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ely David Mizrahi	National Food Service Director
Ernest Sícoli Petty	Sustainability Director
Flávio Luís Fávero	Center for Innovation and Industrial Excellence Director
Guilhermo Henderson Larrobla	International Operations Director
Helio Rubens Mendes dos Santos Jr.	Industrial Technology Director
Hugo Frederico Gauer	Russia Operations Director
Jean Alphonse Karr	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Jun Celso Eguti	Competitive Strategy Director
Licinio Antonio Huffenbaecher Jr.	Bovine Activities Director
Nelson Ricardo Teixeira	National Sales Director
Osório Dal Bello	Center for Innovation and Agribusiness Excellence Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Lobato Faucon	Supply Director
Ricardo Fernando T. Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Industrial Operations Director
Welson Teixeira Junior	Controller, Administrative, Information Technology and Investor Relations Director and Chief Financial Officer
Augusto Ribeiro Junior Controllership Manager	Giovanni F. Lipari Accountant CRC 1SP201389/0-7-S-SC